Exhibit 99.1

SciSparc Secures Favorable Settlement in Lawsuit It Filed, Receiving Cash Compensation and a Full Release from All Commitments, Royalties, and Allegations Asserted Against It on Claimed Core Technology

TEL AVIV, Israel, Feb. 18, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced today that it has reached an important settlement agreement (the “Settlement”) regarding a lawsuit it filed in February 2022 with the Economic Division of the Tel Aviv-Jaffa District Court against six of the Company’s former directors (the “Defendants”) case number 34426-02-22 (the “Suit”). The Suit included allegations of breaches of fiduciary duties of the Defendants under the Israeli Companies Law, 1999, relating to a prior acquisition of a pain clinic network through a subsidiary of the Company.

As part of the Settlement, which was facilitated through mediation and approved by the court, SciSparc will be entitled to a $411,000 cash payment from the Defendants, in exchange for the full dismissal by SciSparc of the alleged claims brought against the Defendants in the Suit.

The Settlement also includes the termination, effective as of February 5, 2024 of a disputed licensing agreement with Dekel Pharmaceuticals Ltd., (“Dekel”) a company controlled by Dr. Ascher Shmulewitz, the Company’s former chairman and chief executive officer (and one of the Defendants) entered into on May 21, 2015 and amended from time to time (the “License Agreement”). As part of the Settlement, Dekel clarified, to SciSparc’s full satisfaction, that SciSparc will retain its exclusive global rights to its extensive IP portfolio, patents, know-how and technologies and is released from all alleged commitments, claims and royalties related or arising out of the License Agreement, including those related to claimed core technologies, ensuring a continued focus on SciSparc’s core development programs. Dekel will assume full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property, which are not related whatsoever to the Company’s pipeline and development program.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the terms of the Settlement reached and the rights that will be retained by it and the assets that will be owned by Dekel and the receipt of the payment of $411,000. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com